FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 28, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for April 28, 2008 and incorporated by reference herein is the Registrant’s immediate report dated April 28, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: April 28, 2008

BLUEPHOENIX SIGNIFICANTLY EXPANDS MODERNIZATION
COLLABORATION WITH MICROSOFT

HERZLIYA, Israel (April 28, 2008) – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value driven legacy modernization, today announced that it has significantly expanded its collaboration with Microsoft on legacy modernization projects.

The collaboration provides customers moving their applications or databases to .NET-based environments the very best in both modernization services and technical support. BluePhoenix enables organizations to modernize their legacy data stores such as ADABAS, IDMS, IMS and VSAM to SQL Server, and from application languages such as COBOL, Natural, RPG and PowerBuilder to .NET.

“BluePhoenix brings to the table its market leading automated migration tools and services and Microsoft provides deep technical support to enable organizations to benefit from modernizing to the .NET platform,” said David Leichner, CMO of BluePhoenix Solutions. “By collaborating with Microsoft we are able to bring even more resources and skills to every customer.”

“More and more companies are recognizing the value of modernizing and expanding systems to the .NET Framework,” said Brian Goldfarb, group product manager, Developer Division Microsoft Corp. “We are excited to expand our relationship with BluePhoenix. BluePhoenix brings a wealth of technology, experience and success in modernizing legacy applications onto .NET. Working together brings tremendous value to our customers.”

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Peter Seltzberg
BluePhoenix Solutions	Hayden Communications
+1210-408-0212, ext. 600	(646) 415-8972
cpence@bphx.com	peter@haydenir.com

Financial Media Contact
Jeffrey Stanlis
Hayden Communications
(602) 476-1821
jeff@haydenir.com